UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2010

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On May 11, 2010, Dollar Tree, Inc. issued a press release regarding the Company hosting its conference all for investors and analysts to discuss financial results for the first quarter ended May 1, 2010 on Thursday, May 20, 2010 at 9:00 a.m. (Eastern Time). A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press release dated May 11, 2010 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 13, 2010

By: /s/ Kevin W. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 11, 2010 issued by Dollar Tree, Inc.

Exhibit 99.1

Dollar Tree, Inc. to Host First Quarter Earnings Conference Call

CHESAPEAKE, Va. – May 11, 2010 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, will host its conference call for investors and analysts to discuss financial results for the first quarter ended May 1, 2010.

WHEN:	Thursday, May 20, 2010 9:00 a.m. Eastern Time
PARTICIPATE:	At least 5 minutes prior to the conference call, please dial 888- 713-3592 for USA domestic calls or 913-312-1469 for international calls.
WEBCAST:	Available on the investor relations section of the Company's website at www.dollartreeinfo.com/investors/news/events.
REPLAY:	A recorded version of this call will be available through May 27 by dialing 888-203-1112 or 719-457-0820 (International). Please enter Passcode # 2141527.
CONTACT:	Dollar Tree, Inc., Chesapeake Timothy J. Reid, 757-321-5284 www.DollarTree.com